



SEC **05038355** ISSION

BB 3/15

OMB APPROVAL	
OMB Number:	3235-0123
Expires: January 31, 2007	
Estimated average burden hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53221

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____January 1, 2004____ AND ENDING____December 31, 2004____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TrueNorth Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

____250 North Water Suite 200____

(No. and Street)

____Wichita,____   ____Kansas____   ____67202____

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
____David L. Strohm____   ____316-266-6571____

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

____Allen, Gibbs & Houlik, L.C.____

(Name – if individual, state last, first, middle name)

____301 North Main, Suite 1700____   ____Wichita,____   ____Kansas____   ____67202____

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

■ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.



FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Margaret E. Hornbeck_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____TrueNorth Securities, Inc._____ , as
of _____December 31_____ , 20 04____ , are true and correct. I further swear (or affirm) that .
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____n/a_____

_____

_____

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):
- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRUENORTH SECURITIES, INC.

(A WHOLLY-OWNED SUBSIDIARY OF TRUENORTH, INC.)

FINANCIAL STATEMENTS
WITH SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2004 AND 2003

WITH

INDEPENDENT AUDITORS' REPORT

TRUENORTH SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF TRUENORTH, INC.)

FINANCIAL STATEMENTS
WITH SUPPLEMENTARY INFORMATION

Years Ended December 31, 2004 and 2003

TABLE OF CONTENTS

AGH ALLEN, GIBBS & HOULIK, L.C. ————— www.aghlc.com

Certified Public Accountants & Consultants

Epic Center • 301 N. Main, Suite 1700
Wichita, Kansas 67202-4868
(316) 267-7231 • FAX (316) 267-0339

INDEPENDENT AUDITORS' REPORT

The Board of Directors
TrueNorth Securities, Inc.

We have audited the statements of financial condition of TrueNorth Securities, Inc. (a wholly-owned subsidiary of TrueNorth, Inc.) as of December 31, 2004 and 2003, and the related statements of income, stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TrueNorth Securities, Inc. at December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended, in conformity with auditing standards generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Allen, Gibbs & Houlik, L.C.

February 4, 2005

 **AGH** An Independently Owned Member
of the RSM McGladrey Network

TRUENORTH SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF TRUENORTH, INC.)

STATEMENTS OF FINANCIAL CONDITION

December 31, 2004 and 2003

ASSETS

	2004	2003
Cash	$ 194,313	$ 173,723
Commissions receivable	27,897	21,828
Prepaid expenses	796	1,279
Deferred income tax	1,700	2,600
	$ 224,706	$ 199,430

LIABILITIES AND STOCKHOLDER'S EQUITY

	2004	2003
Accounts payable	$ 28,977	$ 22,417
Unearned premiums	--	9,480
Income taxes payable, Parent	25,300	37,500
	54,277	69,397
Stockholder's equity:		
Common stock, par value $1 per share; authorized 100,000 shares, issued and outstanding 40,000 shares	40,000	40,000
Additional paid-in capital	25,000	25,000
Retained earnings	105,429	65,033
Total stockholder's equity	170,429	130,033
	$ 224,706	$ 199,430

The accompanying notes are an integral
part of these financial statements.

TRUENORTH SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF TRUENORTH, INC.)

STATEMENTS OF INCOME

Years Ended December 31, 2004 and 2003

	2004	2003
Revenues:		
Fee income	$ 192,375	$ 159,542
Commission income	24,516	13,051
Interest income	--	103
	216,891	172,696
Expenses:		
Payroll, payroll taxes and benefits	120,706	53,497
General and administrative	29,589	11,379
	150,295	64,876
Income before income taxes	66,596	107,820
Income tax (expense) benefit:		
Current	(25,300)	(40,600)
Deferred	(900)	2,600
Net income	$ 40,396	$ 69,820

The accompanying notes are an integral
part of these financial statements.

TRUENORTH SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF TRUENORTH, INC.)

STATEMENTS OF STOCKHOLDER'S EQUITY

Years Ended December 31, 2004 and 2003

	Common Stock		Additional Paid-in Capital	Retained Earnings (Deficit)	Total
	Number of Shares	Amount			
Balance, December 31, 2002	40,000	$ 40,000	$ 25,000	$ (4,787)	$ 60,213
Net income	--	--	--	69,820	69,820
Balance, December 31, 2003	40,000	40,000	25,000	65,033	130,033
Net income	--	--	--	40,396	40,396
Balance, December 31, 2004	40,000	$ 40,000	$ 25,000	$ 105,429	$ 170,429

The accompanying notes are an integral
part of these financial statements.

TRUENORTH SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF TRUENORTH, INC.)

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2004 and 2003

	2004	2003
Cash flows from operating activities:		
Net income	$ 40,396	$ 69,820
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Changes in operating assets and liabilities:		
Commissions receivable	(6,069)	(21,828)
Income taxes receivable, Parent	--	3,100
Prepaid expenses	483	(1,264)
Deferred income tax	900	(2,600)
Accounts payable	6,560	19,234
Unearned premiums	(9,480)	9,480
Income taxes payable, Parent	(12,200)	37,500
Net cash provided by operating activities	20,590	113,442
Cash flows from investing activities:		
Proceeds from sale of investments	--	6,374
Net cash provided by investing activities	--	6,374
Increase in cash	20,590	119,816
Cash, beginning of year	173,723	53,907
Cash, end of year	$ 194,313	$ 173,723

The accompanying notes are an integral
part of these financial statements.

5

1. BUSINESS OPERATIONS

TrueNorth Securities, Inc. (Company) was incorporated in the State of Kansas in 2000 and is a wholly owned subsidiary of TrueNorth, Inc. (Parent). The Company is a limited broker/dealer providing mutual fund and variable products primarily to retirement plans and other retail and corporate customers. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). TrueNorth, Inc. provides investment advisory services and is a wholly owned subsidiary of The IMA Financial Group, Inc. The Company operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Commissions Receivable - Commissions receivable are amounts due from investment transactions occurring prior to year–end but not received before year–end. No allowance is necessary as all amounts are deemed collectible.

Income Taxes - The Company files consolidated income tax returns with The IMA Financial Group, Inc. and its subsidiaries. Income taxes or benefits are allocated to the Company on the basis of its individual taxable income or loss. This allocation approximates the amounts that would be reported if the Company was separately filing its tax returns. The result of these allocations is reported on the balance sheets under the caption "Income taxes payable, Parent."

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect: (1) the reported amounts of assets and liabilities, (2) disclosures such as contingencies, and (3) the reported amounts of revenues and expenses included in such financial statements. Actual results could differ from those estimates.

(Continued)

3. **INCOME TAXES**

Deferred tax assets consist of organizational costs as of December 31, 2004. The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income for the years ended December 31, 2004 and 2003, primarily due to state income taxes and non-deductible expenses.

4. **RELATED PARTY TRANSACTIONS**

The Company is affiliated through common ownership with The IMA Financial Group, Inc., and its subsidiaries, (Affiliates) which include the Company's Parent, TrueNorth, Inc. As of December 31, 2004, the Company had no full-time employees. The Company shares office space with its Affiliates. Administrative, recordkeeping, operational, and other services necessary to conduct the Company's operations are provided to the Company by its Parent, other Affiliates, or employees of Affiliates.

Because the Company is under common ownership and management control with its Affiliates, its operating results and financial position may differ from those that would have been obtained had the Company been autonomous. Further, prior to December 1, 2003, certain of the services and other transactions between the Company and its Affiliates, such as the provision of office space, has been conducted without amounts being ascribed to such transactions. If amounts were ascribed to such transactions, the effect would have been immaterial to the Company's financial position, because the result would be an increase to stockholder's equity (contributed capital) as a result of recognition of the contributed services, with the corresponding increase to expenses resulting in a similar reduction to stockholder's equity.

In October 2003, a Notice to Members was issued by the National Association of Securities Dealers requiring broker/dealers to begin making a record of expenses and any corresponding liability related to expense sharing agreements, such as the Company's, no later than December 1, 2003. This Notice was written in response to a letter issued by the Securities and Exchange Commission Division of Market Regulation clarifying its position.

Accordingly, on December 1, 2003, the Company began reflecting such inter-company expenses on their books. For the month of December 2003, the Company recorded $5,275 of expenses related to these provisions. For 2004, the Company recorded $63,300 of expenses related to these provisions. The expense is included with general and administrative expenses on the statement of operations.

(Continued)

5.   **NET CAPITAL REQUIREMENTS**

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2004, the Company had net capital and net capital requirements of $169,633 and $5,000, respectively. The Company's aggregate indebtedness to net capital ratio was .32 to 1. At December 31, 2003, the Company had net capital and net capital requirements of $130,033 and $5,000, respectively. The Company's aggregate indebtedness to net capital ratio was .56 to 1.

SUPPLEMENTARY INFORMATION

TRUENORTH SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF TRUENORTH, INC.)

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 1
December 31, 2004 and 2003

	2004	2003
Aggregate indebtedness:		
Accounts payable	$ 28,977	$ 22,417
Unearned premiums	--	9,480
Income taxes payable, Parent	25,300	37,500
Total aggregate indebtedness	$ 54,277	$ 69,397
Net capital:		
Credit items:		
Common stock	$ 40,000	$ 40,000
Additional paid-in capital	25,000	25,000
Retained earnings	105,429	65,033
Total credit items	170,429	130,033
Deductions and charges:		
Other deductions	796	--
Total deductions and charges	796	--
Net capital	$ 169,633	$ 130,033
Capital requirements:		
Net capital	$ 169,633	$ 130,033
Greater of 6-2/3% of aggregate indebtedness or minimum		
stated net capital for broker-dealer subsidiary ($5,000)	5,000	5,000
Net capital in excess of requirements	$ 164,633	$ 125,033
Ratio of aggregate indebtedness to net capital	$ .32 to 1	.56 to 1

There were no liabilities subordinated to the claim of general creditors at December 31, 2004 and 2003.

There were no material differences between the Companys' computation of net capital and the above computation as of December 31, 2004 and 2003.

9



AGH ALLEN, GIBBS & HOULIK, L.C.

Certified Public Accountants & Consultants

www.aghlc.com

Epic Center • 301 N. Main, Suite 1700
Wichita, Kansas 67202-4868
(316) 267-7231 • FAX (316) 267-0339

INDEPENDENT AUDITORS' REPORT ON THE INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

The Board of Directors
TrueNorth Securities, Inc.

In planning and performing our audit of the financial statements of TrueNorth Securities, Inc. (Company) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-(3)(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.   Making quarterly securities examinations, counts, verifications, and comparisons.

2.   Recordation of differences required by Rule 17a-13.

3.   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility

AGH An Independently Owned Member
of the RSM McGladrey Network

are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Allen, Gibbs & Houlik, L.C.
CERTIFIED PUBLIC ACCOUNTANTS

February 5, 2005
Wichita, Kansas